BERKLEY RESOURCES INC.

OIL AND GAS ANNUAL DISCLOSURE FILING

NATIONAL INSTRUMENT 51-101

EFFECTIVE DECEMBER 31, 2006

PREPARED APRIL 27, 2007

Filed April 30, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS	1
GLOSSARY OF SELECTED TERMS	2
MONETARY REFERENCES	3
FORWARD LOOKING STATEMENTS	3
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	3
Oil and Gas Reserves and Net Present Values - Constant Case	4
Oil and Gas Reserves and Net Present Values - Forecast Case	6
PRICING ASSUMPTIONS	9
RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE	10
SIGNIFICANT FACTORS AND UNCERTAINTIES	11
FUTURE DEVELOPMENT COSTS	11
OTHER OIL AND GAS INFORMATION	12
Crude Oil and Natural Gas Wells	12
Oil and Gas Activity	12
Properties With No Attributed Reserves	14
Forward Contracts and Financial Instruments	14
Abandonment and Reclamation Costs	14
Tax Horizon	14
Acquisition, Exploration and Development Costs Incurred	15
Exploration and Development Drilling Activities	15
Production Estimates	15
Production History	17

APPENDIX

Appendix Attachment: NI 51-101 Tables prepared by AJM Petroleum Consultants	18

GLOSSARY OF SELECTED TERMS

The following are selected abbreviations and definitions of terms used herein:

“bbl” means billion barrels of total petroleum liquids;

“boe” means barrels of oil equivalent natural gas converted at 6 mscf of natural gas per barrel of oil;

“boe/day” means barrels of oil equivalent per day;

“bopd” means barrels of oil per day;

“Effective Date” means the effective date of the information contained in this Statement of Reserves Data and Other Oil and Gas Information, being December 31, 2006;

“mbbl” means thousands of barrels of oil;

“mboe” means thousands of barrels of oil equivalent;

“mbtu” means thousands of British Thermal Units;

“mcf” means thousands of cubic feet;

“mscf” means thousands of standard cubic feet;

“mscf/day” means thousands of standard cubic feet per day;

“mstb” means thousands of stock tank barrels;

“NGL’s” means natural gas liquids including condensate;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;

“Preparation Date” means the date of preparation of this Statement of Reserves Data and Other Oil and Gas Information, being April 27, 2007;

“stb” means stock tank barrel; and

“Berkley” or the “Company” means Berkley Resources Inc., a British Columbia corporation.

References to oil, gas, natural gas liquids, reserves (gross, net, proved, probable, possible, developed, developed producing, developed non-producing, undeveloped), constant prices and costs, forecast prices and costs, operating costs, development costs, future net revenue and future income tax expenses, shall unless expressly stated to be to the contrary, have the meaning attributed to such terms as set out in NI 51-101, Companion Policy 51-101CP and all forms referenced therein.

MONETARY REFERENCES

All monetary references contained in this Statement of Reserves Data and Other Oil and Gas Information are in Canadian dollars unless otherwise specified.

FORWARD LOOKING STATEMENTS

This Statement of Reserves Data and Other Oil and Gas Information contains forward-looking statements. These statements relate to future events or Berkley’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.

Although Berkley believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Berkley cannot guarantee future results, levels of activity, performance, or achievements. Moreover, Berkley does not assume responsibility for the accuracy and completeness of the forward-looking statements.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. All forward-looking statements contained in this Statement of Reserves Data and Other Oil and Gas Information are expressly qualified by this cautionary statement. Berkley is not under any duty to update any of the forward-looking statements after the date hereof to conform such statements to actual results or to changes in Berkley’s expectations.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

In accordance with the requirements of NI 51-101, the following Statement of Reserves Data and Other Oil and Gas Information for Berkley is dated with an Effective Date of December 31, 2006 and a Preparation Date of April 27, 2007.

AJM Petroleum Consultants (“Evaluator”) prepared the reserve report, dated as of April 20, 2007, with an effective date of December 31, 2006 (the “Report”) which evaluates the proved and probable crude oil, natural gas and NGL reserves attributable to Berkley’s interests in its properties and net present value of estimated future cash flow from such reserves, based on both forecasted and constant price and cost assumptions. This Report accounts for approximately 100% of the Company’s reserves. The reserves information contained in the Report was prepared and is presented in accordance with the requirements of NI 51-101.

In preparing the Report, the Evaluator obtained basic information from Berkley, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating costs data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this Report is based, was obtained from public records, other operators and from the Evaluator’s non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by the Evaluator as represented by Berkley.

The following tables, based on the Report, show the estimated share of Berkley’s crude oil, natural gas and NGL reserves in its properties and the net present value of estimated future net revenue for these reserves, using constant and forecast prices and costs as indicated. All evaluations of the present value of estimated future net revenue in these reports are stated after provision for estimated future capital expenditures, well abandonment and reclamation costs (including the offsetting salvage value of tangible equipment after abandonment), before and after income taxes and indirect costs and do not necessarily represent the fair market value of the reserves. The recovery and reserve estimates of Berkley’s oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

References to oil, gas, natural gas liquids, reserves (gross, net, proved, probable, possible, developed, developed producing, developed non-producing, undeveloped), constant prices and costs, forecast prices and costs, operating, costs, development costs, future net revenue and future income tax expenses shall, unless expressly stated to be to the contrary, have the meaning attributed to such terms as set out in National Instrument 51-101, Companion Policy 51-101CP and all forms referenced therein.

BERKLEY RESOURCES INC.
SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET
REVENUE ITEM 2.1

Constant Prices and Costs

Proved Reserves and Net Present Value
As at December 31, 2006

Total Company

Constant Case

	Oil		NGL’s		Natural Gas		Before Tax Discounted At		After Tax Discounted At
	Gross(1) (MBbl)	Net(2) (MBbl)	Gross(1) (MBbl)	Net(2) (MBbl)	Gross(1) (MMcf)	Net(2) (MMcf)	0% (M$)	10% (M$)	0% (M$)	10% (M$)
Proved Developed Producing	126	96	0	0	214	176	2,170	1,442	2,170	1,442
Developed Non-Producing	15	11	0	0	22	19	637	545	637	545
Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	141	107	0	0	236	195	2,807	1,987	2,807	1,987

Notes:

(1)	Gross Reserves means Berkley’s working interest (operating and non-operating) share before deduction of royalties and income taxes.
(2)	Net Reserves means Berkley’s working interest (operating and non-operating) share after deduction of royalties but before deduction of income taxes.

Additional Information - Future Net Revenue
As at December 31, 2006

Total Company

Constant Case
	Future Gross Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment Costs (M$)	Future Net Revenue Before Income Tax (M$)	Future Income Tax (M$)	Undiscounted Future Net Revenue After Income Tax (M$)
Total Proved	8,291	(1,840)	(3,455)	0	(189)	2,807	0	2,807

Additional Information - Future Net Revenue By Production Group
(Before Future Income Tax)

As at December 31, 2006

Total Company

Constant Case
Reserves Category	Production Group	Discounted at 10% (M$)
Total Proved	Oil (MBbl), light and medium crude oil, including solution gas and other by-products	1,537
Total Proved	Natural Gas (MMcf), associated and non-associated gas, including by-products	450
		1,987

Proved Reserves and Net Present Value (By Area)
As at December 31, 2006

Total Company

Constant Case
	Oil		NGL’s		Natural Gas		Before Tax Discounted At
	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	10% (M$)
Carbon	0	0	0	0	89	78	164
John Lake	0	0	0	0	63	45	115
Leduc	0	0	0	0	56	47	149
Senex	40	32	0	0	22	19	1,400
Total Alberta	40	32	0	0	230	189	1,828
East Dollard, Saskatchewan	101	75	0	0	6	6	274
Abandonments							(115)
Total Canada	141	107	0	0	236	195	1,987

BERKLEY RESOURCES INC.
SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUE OF FUTURE NET
REVENUE ITEM 2.2
Forecast Prices and Costs

Proved Plus Probable Reserves and Net Present Value
As at December 31, 2006

Total Company

Forecast Case

	Oil		NGL’s		Natural Gas		Before Tax Discounted At					After Tax Discounted At
	Gross (MBbl	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved
Developed Producing	126	95	0	0	219	180	3,625	2,453	1,994	1,744	1,579	3,625	2,453	1,994	1,744	1,579
Developed Non-Producing	14	11	0	0	22	18	753	692	641	599	562	644	675	638	598	562
Undeveloped	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Proved	140	106	0	0	241	198	4,378	3,145	2,635	2,343	2,141	4,269	3,128	2,632	2,342	2,141
Probable	61	40	0	0	101	84	2,893	1,445	1,002	791	663	1,860	1,082	823	683	590
Total Proved plus Probable	201	146	0	0	342	282	7,271	4,590	3,637	3,134	2,804	6,129	4,210	3,455	3,025	2,731

Notes:

(1)	Gross Reserves means Berkley’s working interest (operating and non-operating) share before deduction of royalties and income taxes.

(2)	Net Reserves means Berkley’s working interest (operating and non-operating) share after deduction of royalties but before deduction of income taxes.

Additional Information - Future Net Revenue
As at December 31, 2006

Total Company

Forecast Case

	Future Gross Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment Costs (M$)	Future Net Revenue Before Income Tax (M$)	Future Income Tax (M$)	Undiscounted Future Net Revenue After Income Tax (M$)
Total Proved	11,925	(2,740)	(4,589)	0	(218)	4,378	(109)	4,269
Probable	6,128	(2,012)	(1,215)	0	(8)	2,893	(1,034)	1,859
Total Proved plus Probable	18,053	(4,752)	(5,804)	0	(226)	7,271	(1,143)	6,128

Additional Information - Future Net Revenue by Production Group
(Before Future Income Tax)

As at December 31, 2006

Total Company

Forecast Case

Reserves Category	Production Group	Discounted at 10% (M$)
Total Proved	Oil (MBbl), light and medium crude oil, including solution gas and other by-products	1,965
Total Proved	Natural Gas (MMcf), associated and non-associated gas, including by-products	670
		2,635
Total Proved plus Probable	Oil (MBbl), light and medium crude oil, including solution gas and other by-products	2,763

Total Proved plus Probable	Natural Gas (MMcf), associated and non-associated gas, including by-products	874
		3,637

Proved Plus Probable Reserves and Net Present Value (By Area)
As at December 31, 2006

Total Company

Forecast Case

	Oil		NGL’s		Natural Gas		Before Tax Discounted At
	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	10% (M$)
Proved
Carbon	0	0	0	0	89	79	258
John Lake	0	0	0	0	67	47	169
Leduc	0	0	0	0	56	47	201
Senex	40	32	0	0	22	19	1,631
Total Alberta	40	32	0	0	234	192	2,259
East Dollard, Saskatchewan	100	74	0	0	7	6	501

Abandonments							(125)

Total Canada	140	106	0	0	241	198	2,635
Probable
Carbon	0	0	0	0	36	30	59
John Lake	0	0	0	0	24	17	42
Leduc	0	0	0	0	37	32	91
Senex	19	16	0	0	2	2	641
Total Alberta	19	16	0	0	99	81	833
East Dollard, Saskatchewan	42	24	0	0	2	3	157

Abandonments							12

Total Canada	61	40	0	0	101	84	1,002

Proved Plus Probable
Carbon	0	0	0	0	125	109	317
John Lake	0	0	0	0	91	64	211
Leduc	0	0	0	0	93	79	292
Senex	59	48	0	0	24	21	2,272
Total Alberta	59	48	0	0	333	273	3,092
East Dollard, Saskatchewan	142	98	0	0	9	9	658

Abandonments							(113)

Total Canada	201	146	0	0	342	282	3,637

PRICING ASSUMPTIONS

Constant Prices and Costs - December 31, 2006

AJM Petroleum Consultants used the following price and exchange rate and inflation rate assumptions as of December 31, 2006 in estimating Berkley’s reserves data using constant prices and costs.

Crude Oil and Natural Gas Liquids Prices

Oil		Natural Gas		NGL’s	Inflation Rate	Exchange Rate
West Texas Intermediate ($US)	Edmonton Light Sweet Crude (Cdn$/stb)	Alberta Par Price ($/mcf)	Alberta Spot Sales ($/mcf)	($/bbl))	% Per Annum	$US/$Cdn
61.05	67.06	6.14	6.41	-	0	0.8581

Forecast Prices and Costs
December 31, 2006

AJM Petroleum Consultants used the following price and exchange rate and inflation rate assumptions as of December 31, 2006 in estimating Berkley’s reserves data using forecast prices and costs.

Crude Oil and Natural Gas Liquids Prices

	Oil		Natural Gas		NGL’s	Inflation Rate	Exchange Rate
Year	West Texas Intermediate ($US)	Edmonton Light Sweet Crude (Cdn$/stb)	Alberta Par Price ($/mcf)	Alberta Spot Sales ($/mcf)	($/bbl))	% Per Annum	$US/$Cdn
2007	65.00	72.85	7.10	7.20	-	2.0	0.88
2008	69.35	77.75	7.70	7.80	-	2.0	0.88
2009	70.75	79.35	7.60	7.70	-	2.0	0.88
2010	69.00	77.30	7.70	7.80	-	2.0	0.88
2011	64.75	72.50	8.00	8.10	-	2.0	0.88

For the year ended December 31, 2006, the Company had the following weighted average historical prices:

Oil: light and medium crude oil (including solution gas and other by-products)    $57.44/bbl

Natural Gas: associated and non-associated gas (including by-products)              $ 6.88/mcf

RECONCILATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Reserves Reconciliation

The following table sets forth a reconciliation of Berkley’s total net proved, probable and proved plus probable reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on forecast price and cost assumptions:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS
Factors	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)
December 31, 2005	116	60	176	170	71	241	1	1	2
Extensions	2	2	4	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	7	(22)	(15)	50	13	63	(1)	(1)	(2)
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(18)	-	(18)	(25)	-	(25)	-	-	-
December 31, 2006	107	40	147	195	84	279	-	-	-

Future Net Revenue Reconciliation

The following table sets forth a reconciliation of the estimate of the future net revenue discounted at 10%, attributable to net proved reserves as evaluated in Reports using constant prices and cost assumptions:

Period and Factor	Before Tax 2006(M$)	After Tax 2006 (M$)
December 31, 2005	3,017	2,636
Sales and Transfers of Oil and Gas Produced during the Period Net of Production Costs and Royalties(1)	(740)	(740)
Net Change in Sales and Transfer Prices and in Production Costs and Royalties related to Future Production(2)	(933)	(933)
Changes in Previously Estimated Future Development Costs Incurred During the Period(3)	-	-
Changes in Estimated Future Development Costs (4)	54	54
Net Change Resulting from Extensions and Improved Recovery(5)	29	29
Net Change Resulting from Discoveries(5)	-	-
Changes Resulting from Acquisitions of Reserves(5)	-	-
Changes Resulting from Dispositions of Reserves(5)	-	-
Net Change Resulting from Revisions in Quantity Estimates	258	258
Accretion of Discount(6)	302	302
Net Change of Income Taxes(7)	-	381
Other Significant Factors(8)	-	-
December 31, 2006	1,987	1,987

Notes:
(1)	Company actual before income taxes, excluding G&A.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10% of the beginning of period net present value.
(7)	The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2005 versus forecast, etc.

ADDITIONAL INFORMATION RELATING TO BERKLEY’S RESERVE DATA

Significant Factors and Uncertainties

The process of estimating oil and gas reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas processing and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and are evaluated by an independent engineering firm.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices and reservoir performance. Such revisions can be either positive or negative. The reserve estimates of the Company’s oil, NGL and natural gas reserves provided in the Statements of Reserves Data and Other Oil and Gas Information are estimates only and there is no assurance or guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates provided herein.

Future Development Costs Deducted in the Estimation of Future Net Revenue

Year	Total Proved Reserves (Constant Case) (M$)	Total Proved Reserves (Forecast Case) (M$)	Total Proved Plus Probable Reserves (Forecast Case) (M$)
2007	0	0	0
2008	0	0	0
2009	0	0	0
2010	0	0	0
2011	0	0	0
	0	0	0

Remaining Years	0	0	0
Total Canada	0	0	0
Discounted at 10%	0	0	0

As the above future development costs are nil there will be no cost of funding to reduce future net revenue. As a result, there will be no cost impact to render any property uneconomic for Berkley.

OTHER OIL AND GAS INFORMATION

Crude Oil and Natural Gas Wells

The following table summarizes the Company’s interest, as at December 31, 2006, in producing and non-producing crude oil and natural gas wells:

	Oil				Gas
Location	Producing		Non-Producing		Producing		Non-Producing
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(\2)	Gross(1)	Net(2)
Alberta	10.0	2.7	6.0	1.1	16.0	1.1	12.0	1.1
Saskatchewan	10.0	0.8	-	-	-	-	-	-
COMPANY TOTAL	20.0	3.5	6.0	1.1	16.0	1.1	12.0	1.1

Notes:
(1)	“Gross Wells” are all wells in which the Company has an interest.
(2)	“Net Wells” are the aggregate percentage of Berkley’s interest in Gross Wells.

Oil and Gas Activity

The Company has continued to pursue quality projects with experienced partners in high opportunity areas. The Company will put its primary efforts into fully developing its existing Senex property and enhancing its representation in new projects now underway such as Crossfield, Alberta.

The Company presently holds working interests in approximately 50 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from five discrete areas of which three are natural gas and two produce oil.

The Company has drilling scheduled for two areas in Alberta during the balance of 2007 and into 2008.  Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex).  The Company recently reported on these two areas as follows:

Senex Area, Alberta (Townships 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this area to approximately 70 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are:  Keg River (oil), Slave Point (oil) and Blue Sky (gas).

The Company and its partner have a nine Keg River well drilling program planned between August 1st 2007 and April 2008.  This drilling program will cost the company approximately $2 million.   The Company and its partner have also planned a 6 well program in the slave point zone.  The 6 targets are 2 water injection wells and 4 targeted as producers.  Over the last year and a half the Company and it’s partner have completed approximately 45 sections of 3D seismic.  The Company is reviewing and analyzing this seismic and may come up with new targets in addition to those mentioned above for the next drilling period which is August through April.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of the Company’s lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale.  BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare).  The Company and its partners have sufficient holdings to move ahead with our own drilling plans; however negotiations are being pursued with the acquiring parties to extend our acreage position.  The Company believes that it should have it’s licensing hearing before the end of September, 2007 and believe that they should be approved to drill before the end of 2007.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large reserves of oil have been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the Company has drilled 5 successful Keg River wells between August 2006 and February 2007.   As stated above, we have targeted nine more wells in the Keg river zone and 6 more wells in the slave point zone which is budgeted to be drilled between August 2007 and April 2008.  The Company’s working interest in this project is 20%. Good progress is being made in the licensing process at Crossfield.  The Company now expects to go to its hearing on licensing by September 2007 and hopes to drill by the end of the year.

Properties With No Attributed Reserves

The Company, as at December 31, 2006, held interests in undeveloped lands in Alberta, Canada (total Company) for 16,900 acres (gross) and 3,955 acres (net).

There are no work commitments on any of these undeveloped lands.

The Company has no rights in such unproved properties that are expected to expire in 2007.

Forward Contracts and Financial Instruments

Berkley has no forward contracts or financial instruments unless required by securities law.

Abandonment and Reclamation Costs

The Company uses its Evaluator to estimate its abandonment and reclamation costs. The costs are estimated on an area by area basis. The industry’s historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.

The total of such costs, forecast net of estimated salvage value, is $189,000 (undiscounted) and $115,000 (discounted at 10%) in respect of proved reserves.

Tax Horizon

Berkley Resources Inc. was not required to pay income taxes for the year ended December 31, 2006 and has determined that it will not be taxable for the foreseeable future.

Acquisition, Exploration and Development Costs Incurred

The following table sets out the Company’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2006:

	Proved
	Property Acquisition (M$)	Exploration (M$)	Development (M$)	Unproved (M$)	Total
Alberta/Saskatchewan
and Total:	132	1,964	1,189	3,502	6,787

Exploration and Development Drilling Activities
(For the Year Ended December 31, 2006)

			Net
	Gross	Net	Oil	Gas	Service	Dry
Exploration Wells	5.0	1.0	0.8	0.0	0.2	0.0
Development Wells	4.0	0.8	0.8	0.0	0.0	0.0
Total Company (Canada)	9.0	1.8	1.6	0.0	0.2	0.0

For discussion on current exploration and development activities, refer to “Oil and Gas Activity”

Production Estimates for the First Year - 2007 by Production Type

As at December 31, 2006

Total Company

Constant Case - Proved

	Oil		NGL’s		Natural Gas
	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)
Carbon	0	0	0	0	9	8
John Lake	0	0	0	0	21	16
Leduc	0	0	0	0	11	9
Senex	16	12	0	0	2	1
Total Alberta	16	12	0	0	43	34
East Dollard, Saskatchewan	8	6	0	0	0	0
Total Canada	24	18	0	0	43	34

Forecast Case - Proved Plus Probable

	Oil		NGL’s		Natural Gas
	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)
Proved Carbon	0	0	0	0	9	8
John Lake	0	0	0	0	21	16
Leduc	0	0	0	0	11	9
Senex	16	12	0	0	3	2
Total Alberta	16	12	0	0	44	35
East Dollard, Saskatchewan	8	6	0	0	0	0
Total Canada	24	18	0	0	44	35

Probable Carbon	0	0	0	0	0	0
John Lake	0	0	0	0	0	0
Leduc	0	0	0	0	0	0
Senex	3	2	0	0	1	1
Total Alberta	3	2	0	0	1	1
East Dollard, Saskatchewan	0	0	0	0	0	0
Total Canada	3	2	0	0	1	1

Proved Plus Probable Carbon	0	0	0	0	9	8
John Lake	0	0	0	0	21	16
Leduc	0	0	0	0	11	9
Senex	19	14	0	0	4	3
Total Alberta	19	14	0	0	45	36
East Dollard, Saskatchewan	8	6	0	0	0	0
Total Canada	27	20	0	0	45	36

Production History

Production Volume by Area

The following table discloses for each important area and in total, the Company’s gross production volumes for the financial year ended December 31, 2006 for each production type:

	Oil (bbls)	Natural Gas (mcf)
Alberta
Brazeau	0	8,276
John Lake	0	22,579
Carbon	0	9,029
Leduc	0	10,572
Senex	11,929	0
Minor	0	763
	11,929	51,219
Saskatchewan
Dollard	8,612	1,093
Company Total	20,541	52,312

Total Year 2006	Avg. Daily Production	Price Received	Royalties Paid	Production Costs	Netback
Oil/bbl	56.3	$57.44	$8.54	$21.98	$26.92
Gas/mcf	143.3	$6.88	$0.78	$3.08	$3.02

APPENDIX ATTACHMENT:

NATIONAL INSTRUMENT 51-101 TABLES

PREPARED BY AJM PETROLEUM CONSULTANTS

Generated by Mosaic Software

NI 51-101 TABLE 1 - FORECAST
BERKLEY RESOURCES INC.
SUMMARY OF OIL AND GAS RESERVES
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

VOLUMES IN IMPERIAL UNITS

	Oil				Natural Gas									
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	Gross (LT)	Net (LT)
Proved Developed Producing	126.3	95.4	0.0	0.0	6.3	6.3	212.4	173.4	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	14.4	11.2	0.0	0.0	0.0	0.0	21.6	18.6	0.0	0.0	0.1	0.1	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	140.7	106.6	0.0	0.0	6.3	6.3	234.0	192.0	0.0	0.0	0.1	0.1	0.0	0.0
Probable Additional	60.7	39.5	0.0	0.0	2.6	2.6	98.6	81.4	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	201.4	146.1	0.0	0.0	8.9	8.9	332.6	273.4	0.0	0.0	0.1	0.1	0.0	0.0

VOLUMES IN METRIC UNITS

	Oil				Natural Gas									
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	Gross (E3M3)	Net (E3M3)	Gross (E3M3)	Net (E3M3)	Gross (E6M3)	Net (E6M3)	Gross (E6M3)	Net (E6M3)	Gross (E6M3)	Net (E6M3)	Gross (E3M3)	Net (E3M3)	Gross (t)	Net (t)
Proved Developed Producing	20.1	15.2	0.0	0.0	0.2	0.2	6.0	4.9	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	2.3	1.8	0.0	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	22.4	17.0	0.0	0.0	0.2	0.2	6.6	5.4	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	9.6	6.3	0.0	0.0	0.1	0.1	2.8	2.3	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	32.0	23.2	0.0	0.0	0.3	0.3	9.4	7.7	0.0	0.0	0.0	0.0	0.0	0.0

Notes: Values may not add due to rounding

ajm

4/19/2007

Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants

Generated by Mosaic Software

NI 51-101 TABLE 2 - FORECAST
BERKLEY RESOURCES INC.
SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

BEFORE INCOME TAXES

Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	3,625.4	2,453.4	1,994.3	1,744.1	1,578.7
Proved Developed Non-Producing	752.[illegible]	691.[illegible]	641.1	598.6	562.3
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	4,378.0	3,145.1	2,635.5	2,342.7	2,141.1
Probable Additional	2,893.[illegible]	1,444.8	1,001.4	791.3	663.1
Total Proved + Probable	7,271.[illegible]	4,589.9	3,636.9	3,134.0	2,804.2

AFTER INCOME TAXES

Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	3,625.4	2,453.4	1,994.3	1,744.1	1,578.7
Proved Developed Non Producing	643.7	675.2	638.2	598.0	562.2
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	4,269.0	3,128.6	2,632.6	2,342.1	2,140.9
Probable Additional	1,859.7	1,081.2	822.4	683.4	590.0
Total Proved + Probable	6,128.7	4,209.8	3,454.9	3,025.5	2,730.9

Notes: M$ = Thousands of Dollars
Values may not add due to rounding

4/20/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BES December 31 2006 Corporate.mdb

AJM Petroleum Consultants
ajm

Generated by Mosaic Software

NI 51-101 TABLE 3 - FORECAST
BERKLEY RESOURCES INC.
TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Developed Producing	10,697.9	2,482.3	4,119.0	0.0	217.7	3,625.4	0.0	3,625.4
Proved Developed Non-Producing	1,227.5	257.9	217.0	0.0	0.0	752.7	109.0	643.7
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	11,925.4	2,740.2	4,336.0	0.0	217.7	4,378.0	109.0	4,269.0
Probable Additional	6,128.2	2,011.7	1,080.3	0.0	8.3	2,893.3	1,033.6	1,859.7
Total Proved + Probable	18,053.5	4,751.9	5,416.2	0.0	226.0	7,271.3	1,142.6	6,128.7

Notes: Revenue includes product revenue and other income from facilities, wells and corporate if specified
Royalties include ARTC   Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BRKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants

Generated by Mosaic Software

NI 51-101 TABLE 4 - FORECAST
BERKLEY RESOURCES INC.
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium Crude Oil (including solution gas and other by-products)	1,965.0
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	670.4
Coalbed Methane	0.0
Other Revenue	0.0
Total	2,635.5
Total Proved + Probable	
Light and Medium Crude Oil (including solution gas and other by-products)	2,762.6
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	874.3
Coalbed Methane	0.0
Other Revenue	0.0
Total	3,636.9

Notes: Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants ajm

Generated by Mosaic Software

NI 51-101 TABLE 4A - FORECAST
BERKLEY RESOURCES INC.
OIL AND GAS RESERVES AND NET PRESENT VALUES BY PRODUCTION GROUP
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

	Reserves						Net Present Value Before Tax				
	Oil		Gas		Natural Gas Liquids						
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Light and Medium Oil											
Proved Developed Producing	126.3	95.4	6.3	6.3	0.0	0.0	2,761.2	1,760.9	1,416.6	1,247.5	1,141.6
Proved Developed Non-Producing	14.4	11.2	0.0	0.0	0.0	0.0	648.5	593.7	548.4	510.5	478.3
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	140.7	106.5	6.3	6.3	0.0	0.0	3,409.8	2,354.5	1,965.0	1,757.8	1,619.9
Probable Additional	60.7	39.5	2.6	2.6	0.0	0.0	2,372.6	1,134.3	797.6	546.6	554.4
Total Proved + Probable	201.4	146.1	8.9	8.9	0.0	0.0	5,782.4	3,489.4	2,762.6	2,304.5	2,174.2
Heavy Oil											
Proved Developed Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Associated and Non-Associated Gas											
Proved Developed Producing	0.0	0.0	212.4	173.4	0.0	0.0	864.1	692.5	577.7	496.8	437.2
Proved Developed Non-Producing	0.0	0.0	21.6	18.6	0.1	0.1	104.1	98.0	92.7	88.1	84.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	234.0	192.0	0.1	0.1	968.3	790.5	673.4	584.5	521.2
Probable Additional	0.0	0.0	98.6	81.4	0.0	0.0	520.7	310.0	208.8	144.6	108.8
Total Proved + Probable	0.0	0.0	312.6	273.4	0.1	0.1	1,489.0	1,100.5	871.2	729.5	630.0
Coalbed Methane											
Proved Developed Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Notes: Cash Flows do not include the Alberta Royalty Tax Credit
Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants
ajm

NI 51-101 Table 5
Berkley Resources Inc.
Reserves Reconciliation Summary
Company Share

Opening: 2005/12/31 AJM December 31, 2005 Forecast Pricing
Closing: 2006/12/31 AJM December 31, 2006 Forecast Pricing

	Proved Developed Producing				Total Proved				Probable Additional				Proved + Probable Additions			
	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE
	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe
Opening	[illegible]	[illegible]	0.0	[illegible]	161.0	[illegible]	0.0	[illegible]	[illegible]	66.0	1.3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Production	20.0	20.6	0.0	[illegible]	-20.9	-25.8	0.0	-25.0	0.0	0.0	0.0	0.0	-20.9	-25.8	0.0	-25.0
Drilling Activity																
Discovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extension	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Recompletion	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfer	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
A&D																
Acquisition	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Divestiture	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revisions																
Revision	[illegible]	56.5	0.0	4.1	43.0	50.0	-1.0	[illegible]	-37.0	45.1	-1.0	[illegible]	[illegible]	75.1	-5.9	-17.1
Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Econ Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NI 51-101	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mfl Error	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Facility	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Closing	125.3	218.3	0.0	[illegible]	[illegible]	246.5	0.1	[illegible]	[illegible]	[illegible]	0.0	77.6	201.4	[illegible]	0.1	258.4

[illegible]
Z:\Berkley Resources Inc\December 31 2006 [illegible] December 31 2006 Company.xls
For BOE: 6 Mcf Gas = 1 bbl Oil = 1 bbl NGL

NI 51-101 Table 6
Berkley Resourcesinc.
Reserves Reconciliation Summary
Net

Opening: 2005/12/31 AJM December 31, 2005 Forecast Pricing
Closing: 2006/12/31 [illegible]

	Proved Developed Producing				Total Proved				Probable Additional				Proved + Probable Additional			
	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE	Light & Medium Oil	Conventional Gas	NGL	BOE
	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe	Mbbl	MMcf	Mbbl	Mboe
Opening	117.0	153.9	1.0	143.5	117.0	178.0	1.0	146.6	61.0	75.3	1.0	75.7	170.3	241.0	2.0	220.2
Production	-17.0	-23.1	0.0	-20.8	-17.0	-28.6	0.0	-20.9	0.2	-0.1	0.0	0.2	-16.7	-21.7	0.0	-20.7
Drilling Activity																
Discovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extension	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Recompletion	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfer	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
A&D																
Acquisition	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Divestiture	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revisions																
Revision	-4.6	50.3	1.0	2.1	6.6	50.9	-0.9	1.2	21.7	13.8	-1.0	20.4	-15.2	66.0	-1.9	-6.3
Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economics	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NI 51-101	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Wi Conv	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Facility	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Closing	95.4	179.1	0.0	125.4	106.6	158.3	0.1	120.8	39.5	84.0	0.0	53.5	146.1	282.3	0.1	183.3

4/20/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\AOS\ACNBKE December 31 2006 Corporate.rdb

For Reference Only: 1 boe = 1bbl Oil = 6 mcf Gas = 1 bbl NGL

Generated by Mosaic Software

NI 51-101 TABLE 1 - CONSTANT
BERKLEY RESOURCES INC.
SUMMARY OF OIL AND GAS RESERVES
AJM DECEMBER 31, 2006 CONSTANT PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

VOLUMES IN IMPERIAL UNITS

	Oil				Natural Gas									
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	Gross (MStb)	Net (MStb)	Gross (MStb)	Net (MStb)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (MStb)	Net (MStb)	Gross (LT)	Net (LT)
Proved Developed Producing	126.2	92.8	0.0	0.0	6.3	5.3	208.0	169.8	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	14.4	11.2	0.0	0.0	0.0	0.0	21.6	18.6	0.0	0.0	0.1	0.1	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	140.6	107.0	0.0	0.0	6.3	6.3	229.6	188.4	0.0	0.0	0.1	0.1	0.0	0.0
Probable Additional	60.4	39.8	0.0	0.0	2.6	2.6	98.5	81.2	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	201.0	146.8	0.0	0.0	8.9	8.9	328.1	269.6	0.0	0.0	0.1	0.1	0.0	0.0

VOLUMES IN METRIC UNITS

	Oil				Natural Gas									
	Light and Medium		Heavy		Solution		Associated & Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur	
Reserves Category	Gross (E3M3)	Net (E3M3)	Gross (E3M3)	Net (E3M3)	Gross (E6M3)	Net (E6M3)	Gross (E6M3)	Net (E6M3)	Gross (E6M3)	Net (E6M3)	Gross (E3M3)	Net (E3M3)	Gross (t)	Net (t)
Proved Developed Producing	20.1	15.2	0.0	0.0	0.2	0.2	5.9	4.8	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	2.3	1.8	0.0	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	22.3	17.0	0.0	0.0	0.2	0.2	6.5	5.3	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	9.5	6.3	0.0	0.0	0.1	0.1	2.8	2.3	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	32.0	23.3	0.0	0.0	0.3	0.3	9.2	7.6	0.0	0.0	0.0	0.0	0.0	0.0

Note: Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants

Generated by Mosaic Software

NI 51-101 TABLE 2 - FORECAST
BERKLEY RESOURCES INC.
SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE
AJM DECEMBER 31, 2006 FORECAST PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

BEFORE INCOME TAXES

Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	2,169.8	1,676.1	1,442.4	1,299.2	1,197.7
Proved Developed Non-Producing	637.7	586.8	544.5	509.1	478.9
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	2,807.4	2,262.9	1,987.0	1,808.3	1,676.5
Probable Additional	1,738.3	1,046.4	785.2	642.2	547.5
Total Proved + Probable	4,545.7	3,309.3	2,772.2	2,450.5	2,224.2

AFTER INCOME TAXES

Reserves Category	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Developed Producing	2,169.8	1,676.1	1,442.4	1,299.2	1,197.7
Proved Developed Non-Producing	637.7	536.8	544.6	509.1	478.9
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0
Total Proved	2,807.4	2,262.9	1,987.0	1,808.3	1,675.6
Probable Additional	1,572.6	1,017.9	779.3	640.8	547.7
Total Proved + Probable	4,380.1	3,280.8	2,766.5	2,449.1	2,223.8

Notes: M$ = Thousands of Dollars
Values may not add due to rounding

4/20/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants
ajm

Generated by Mosaic Software

NI 51-101 TABLE 4 - CONSTANT
BERKLEY RESOURCES INC.
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AJM DECEMBER 31, 2006 CONSTANT PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

	Future Net Revenue Before Income Taxes (Discounted at 10%) (M$)
Total Proved	
Light and Medium Crude Oil (including solution gas and other by-products)	1,536.6
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	450.4
Coalbed Methane	0.0
Other Revenue	0.0
Total	1,987.0
Total Proved + Probable	
Light and Medium Crude Oil (including solution gas and other by-products)	2,185.7
Heavy Oil (including solution gas and other by-products)	0.0
Associated and Non-Associated Gas (including by-products)	583.5
Coalbed Methane	0.0
Other Revenue	(0.0)
Total	2,772.2

Notes: Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\EKS December 31 2006 Corporate.mdb

AJM Petroleum Consultants
ajm

Generated by Mosaic Software

NI 51-101 TABLE 4A - CONSTANT
BERKLEY RESOURCES INC.
OIL AND GAS RESERVES AND NET PRESENT VALUES BY PRODUCTION GROUP
AJM DECEMBER 31, 2006 CONSTANT PRICING
EFFECTIVE SUNDAY, DECEMBER 31, 2006

	Reserves						Net Present Value Before Tax				
	Oil		Gas		Natural Gas Liquids						
	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	0% (M$)	5% (M$)	10% (M$)	15% (M$)	20% (M$)
Light and Medium Oil											
Proved Developed Producing	126.2	95.8	6.3	6.3	0.0	0.0	1,631.8	1,229.5	1,060.1	964.1	898.4
Proved Developed Non-Producing	14.4	11.2	0.0	0.0	0.0	0.0	561.9	515.1	476.5	444.1	416.6
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	140.6	107.0	6.3	6.3	0.0	0.0	2,193.7	1,744.6	1,536.6	1,408.2	1,315.0
Probable Additional	60.4	39.8	2.6	2.6	0.0	0.0	1,436.9	853.8	652.1	544.4	472.2
Total Proved + Probable	201.0	146.8	8.9	8.5	0.0	0.0	3,630.6	2,598.4	2,188.7	1,952.6	1,787.2
Heavy Oil											
Proved Developed Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Associated and Non-Associated Gas											
Proved Developed Producing	0.0	0.0	208.0	169.8	0.0	0.0	537.9	446.6	382.3	335.1	299.4
Proved Developed Non-Producing	0.0	0.0	21.6	18.6	0.1	0.1	75.8	71.7	68.1	65.0	62.2
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	229.6	188.4	0.1	0.1	613.7	518.3	450.4	400.1	361.6
Probable Additional	0.0	0.0	98.5	81.2	0.0	0.0	301.4	192.6	133.1	97.8	75.4
Total Proved + Probable	0.0	0.0	328.1	269.6	0.1	0.1	915.1	710.9	583.5	497.9	437.0
Coalbed Methane											
Proved Developed Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Developed Non-Producing	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Proved Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Probable Additional	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Proved + Probable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Notes: Cash Flows do not include the Alberta Royalty Tax Credit
Values may not add due to rounding

4/19/2007
Z:\Berkley Resources Inc\December 31 2006 Corporate\MOSAIC\BKS December 31 2006 Corporate.mdt

AJM Petroleum Consultants